Food Technology Service, Inc.
                             502 Prairie Mine Road
                              Mulberry, FL  33860


                                October 5, 2010


VIA Facsimile Only:
-------------------
Mr. Andrew Mew
Accounting Branch Chief
U.S. Securities & Exchange Commission
Office of the Chief Accountant
100 F Street, NE
Washington, D.C. 20549

      Re:  Food Technology Service, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2009
           Filed March 30, 2010
           Form 10-Q for Quarterly Period Ended June 30, 2010
           Filed August 16, 2010

File No. 000-19047

Dear Mr. Mew:

This will acknowledge receipt of your letter of September 23, 2010 relating to the above referenced filings by Food Technology Service, Inc. (the "Company"). In response thereto, we are filing an Amended Form 10-K Report for the year ended December 31, 2009 and an Amended Form 10-Q for the quarter ended June 30, 2010.

The following responses relate to the numbered comments contained in your letter:

Form 10-K for Fiscal Year Ended December 31, 2009
-------------------------------------------------

Cover
-----
     1. Please be advised that the Company's status was inadvertently designated as a "non-accelerated filer" rather than a "smaller reporting company." As indicated in the report, the Company had outstanding as of February 26, 2010, 2,756,958 shares of common stock outstanding of which 2,112,049 shares were held by non-affiliates. The market price at that date was $1.80 per share resulting in a public float of $3,801,688. The Form 10-K Report is being amended to reflect the correct status.

     As a result of the above, the information requested which pertains to a non-accelerated filer, is not being furnished.

Exhibit 31
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     2.  In future filings, the titles of the certifying individuals will be removed from the certification.

Mr. Andrew Mew
U.S. Securities & Exchange Commission
October 1, 2010
Page 2

Form 10-Q for Quarterly Period Ended June 30, 2010
--------------------------------------------------

Item 4.  Controls and Procedures
--------------------------------

Comment:

     3. We cannot locate the Item 4 within the Form 10-Q. Please amend to provide the disclosures as required by Item 307 and Item 308(c) of Regulation S-K.

Response:

Please see revisions to the Form 10-Q report, wherein the Company has complied with staff's comment.

Note D - Income Taxes and available Tax Loss Carryforwards, page 8
------------------------------------------------------------------

Comment:

     4. Refer to the first paragraph. We note you disclose the benefits of using NOL carryforwards $104,500 and $190,100 for the three and six months ended June 30, 2010; however, you reported income tax expenses of $104,500 and $190,100, respectively, on the face of the income statements for the same periods. To help us better understand your accounting and disclosures, please explain how you continued to report the tax expenses after utilizing the corresponding NOL carryforwards.

Response:

We acknowledge the verbiage used in Note D could be construed as contradictory and have removed those sentences in the amended Form 10-Q for the Quarterly Period Ended June 30, 2010.

Comment:

     5. We note the table on page nine which presents the components of your provision for income taxes. To help us better understand your accounting please explain how you considered all of the income tax expenses as deferred rather than treating a portion of them as current in light of reporting income from operations.

Response:

The Company discloses a portion of its Deferred Tax Asset as current and a portion as noncurrent on its Balance Sheet. In the three and six months ended June 30, 2010, the Company recognized taxable income and a portion of the current deferred tax asset was utilized. The entire provision for income tax expense is deferred as there are no current taxes payable.

Mr. Andrew Mew
U.S. Securities & Exchange Commission
October 1, 2010
Page 3

In addition to the above responses, the Company acknowledges that:

          * the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
          * staff comments or changes to disclosure in response to staff comments do not * foreclose the Commission from taking any action with respect to the filing; * and
          * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                              Sincerely,



                              /s/ Richard G. Hunter
                              ---------------------
                              Richard G. Hunter, Ph.D.
                              CEO/CFO